

By Electronic Mail

February 2, 2022

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: Goldman Sachs Physical Gold ETF
Issuer CIK: 0001708646
Issuer File Number: 333-251769/001-38620
Form Type: 8-A12B
Filing Date: February 2, 2022

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Goldman Sachs Physical Gold ETF (AAAU)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications